Full Circle Brewing Co. Ltd., LLC



ANNUAL REPORT

620 F Street

Fresno, CA 93706

0

https://www.fullcirclebrewing.com/

This Annual Report is dated May 1, 2024.

BUSINESS

Founded in 1998, Full Circle Brewing Co. Ltd., LLC ("FCB" or the "Company) owns and operates the longest-running brewery in Central California. We create a variety of craft beers. Ingredients are sourced from a variety of national and regional hop and grain vendors.

The current ownership group acquired the brewery in 2016 and breathed new life into this California staple. A refreshed brand, new recipies, and a bigger vision, allowed for significant growth.

FCB supplies beer through its taproom, online store and distributors throughout the state of California, and 10 different states. Our products can be found in big box stores such as Savemart, Safeway, Trader Joes, Costco, Vons, Total Wines, Bevmo, Wholefoods, Trader Joes, and others.

FCB's target customer are Millennials and early Gen Xers. We are focused on producing flavor profiles that resonate with not only the craft beer enthusiast but, also new entrants to the market. We view our craft beers and their fresh seasonal fruit-forward flavor, as the gateway for the average consumer into the craft beer market.

FCB is organized as a California LLC and has recently acquired the intellectual property rights to Sonoma Cider.

Previous Offerings

Name: Class C Units
Type of security sold: Equity
Final amount sold: $681,905.96
Number of Securities Sold: 135,639
Use of proceeds: Startup funds
Date: October 21, 2020
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:
Revenue
Revenue for fiscal year 2021 was $3,798,277 compared to $3,690,086 in fiscal year 2022.

Revenue remained consistent as we focused on maintaining existing placements. Although revenue remained consistent, the makeup of that revenue shifted towards chains from independents, which sets the stage for future growth.

Cost of sales

Cost of Sales for fiscal year 2021 was $1,534,028 compared to $1,265,437 in fiscal year 2022. The decrease in Cost of Sales was driven by ordering materials in bulk, consolidating distributor deliveries, and producing larger batches of product.

Gross margins

Gross margins for fiscal year 2021 were $2,264,249 compared to $2,424,649 in fiscal year 2022. Gross margins increased by 7% driven by sales coupled with lower cost of goods sold.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, utilities, and rents. Expenses in 2022, were $2,734,970 compared to $2,459,997 in 2021. Approximately $184,420 of this increase was due to increased compensation and benefits costs. The Company hired more employees in 2022.

Historical results and cash flows:

We plan to continue our growth curve by partnering with additional chains and gaining market penetration. Our wide footprint allows for small moves in market and chain penetration to yield significant growth.

The largest expenses related to payroll and cost of goods sold. With the utilization of more capacity, we believe our administration and marketing fees will grow to a smaller percentage of overall revenues, and our production team will be able to produce more beer while leveraging entry-level support staff and economies of scale.
We are in the process of contracting for more of our raw materials needs which we anticipate will lower our per-unit cost of goods sold. This includes grain, hops, and adjuncts.
We have generated cash required in the past with a combination of debt, equity and cash flows.
We anticipate that we will increase the portion of our cash needs that can be satisfied from revenues as we control costs, grow efficiencies, and increase our revenues by adding distribution and increasing our chain penetration.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $37,325.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 104,323 as of December 31, 2022.

Note payable to Lendistry. The interest rate is 7.83 percent. The note requires principal and interest payments of $12,563 per month. The balance totaled $1,648,475 as of December 31, 2022

Note payable to the Cen Cal Business Finance Group with monthly payments of $977 commencing 12 months after the note inception, interest rate at 3.75 percent. The maturity date is May 2032. The balance totaled $92,208 as of December 31, 2022.

Note payable to Fresno First Bank for operations. The interest rate is 6.0 percent. The note is currently in deferment. The full balance of $49,428 is considered long term.

Note payable to the Small Business Administration with monthly payments of $2,483 commencing 12 months after the note inception, interest rate at 1 percent. The maturity date is May 2051. The balance totaled $1,425,800 as of December 31, 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arthur Lee Moye III

Arthur Lee Moye III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO) and Managing Member
Dates of Service: March, 2016 - Present
Responsibilities: Responsible for the strategic Planning and oversight of the company. Mr. Moye currently receives an annual salary of $25,000 per year and is the managing member of the company owning 2,826,076 Class A Units.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Member Name: The Moye Family Trust, Co-Trustee, Arthur Moye & Nicole Moye
Amount and nature of Beneficial ownership: 2,826,076
Percent of class: 56.3443396

RELATED PARTY TRANSACTIONS

Production facility at 620 F Street has common ownership under 620 F Street LLC. There is a lease agreement between the two entities with a monthly payment.

OUR SECURITIES

The company has authorized Class A Units, Class B Units, and Class C Units.

Class A Units

The amount of security authorized is 4,655,284 with a total of 4,655,284 outstanding.

Voting Rights

One vote per unit.

Material Rights

Voting Rights

The Voting Interests are allocated solely among the Class A Units. For purposes of clarity, unless otherwise required by the Act, the Class B Units and the Class C Units shall have no voting rights.

Without limiting the foregoing, each of the following acts will require the Vote of Class A members holding two-thirds of the outstanding Class A Units.

(1) Any amendment of the Articles of Organization or this Agreement or the termination thereof;

(2) Compromise of the obligation of a Member to make a Capital Contribution as specific in Section 11;

(3) Voluntary dissolution of the Company; or

(4) Selection of a new Manager.

Furthermore, a sale, exchange, transfer or other disposition of all or substantially all, of the Company's assets, will require the Vote of Class A members holding two-thirds of the outstanding Class A Units.

Please refer to the Amendment to Second Amended and Restated Operating Agreement.

Class B Units

The amount of security authorized is 224,800 with a total of 224,800 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

There are no material rights associated with Class B Units.

Class C Units

The amount of security authorized is 214,000 with a total of 135,639 outstanding.

Voting Rights

There are no voting rights associated with Class C Units.

Material Rights

The total number of units outstanding on a fully diluted basis, 5,015,723 units, includes 4,655,284 Class A Units, 224,800 Class B Units, and 135,639 Class C Units.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C non voting units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class C non voting units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class C units in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We will likely need to engage in equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of other unit classes. In addition, if we need to raise more equity capital from the sale of units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with No Voting Rights The Class C non voting units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We are an early stage company and have not yet generated any profits The Company has a short history. If you are investing in this company, it's because you think that Full Circle Brewing Co. LTD, LLC is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Various diseases, pests and certain weather conditions could affect quality and quantity of hops and grains. Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of hops and grains, decreasing the supply of our products and negatively impacting our operating results. Future government restrictions regarding the use of certain materials used in hops and grains growing may increase costs and/or reduce production. We cannot guarantee that our hop and grain suppliers will succeed in preventing disease in their existing farm lands or that we will succeed in preventing disease. If hop and grain crops become contaminated with diseases, operating results would decline, perhaps significantly. Covid COVID has and will continue impacted the craft beer industry in both negative and positive ways. There is a risk of investment loss due for unforeseen and swift changes in the market and the regulations in the craft beer industry. We compete for shelf space in retail stores and for marketing focus by independent distributors, most of whom carry extensive product portfolios. We sell our products regionally, primarily through independent distributors and brokers for resale to retail outlets, restaurants, hotels and private clubs across the Central Valley, California. Sales to distributors are expected increase and to represent a substantial portion of our net revenues in the future. A change in our relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor for poor performance without reasonable cause, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. There can be no assurance that the distributors and retailers we use will continue to purchase our products or provide our products with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices. Contamination of our craft beers could harm our business. We are subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our craft beers could cause us to destroy our craft beer held in inventory and could cause the need for a product recall, which could significantly damage our reputation for product quality. We maintain insurance against certain of these kinds of risks, and others, under various insurance policies. However, our insurance may not be adequate or may not continue to be available at a price or on terms that are satisfactory to us and this insurance may not be adequate to cover any resulting liability. A decrease in craft beer score ratings by important rating organizations could have a negative impact on our ability to create greater demand and pricing. Brands are issued ratings or scores by local and national craft beer rating organizations, and higher scores usually translate into greater demand and higher pricing. We cannot guarantee that the Company will be able to obtain and/or maintain high craft beer score ratings, which may negatively affect operations and thus, profitability. We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality. Many of our products are only available from only one supplier. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business. The Purchase Price per Unit as contemplated in the Agreement was determined by the Manager. The purchase price for the Units was not determined by an appraisal or any other similar valuation method. Because the Company has no prior operating history to aid in establishing a fair market price of the Units, the purchase price for each Unit was arbitrarily set by the Manager. No independent investment- banking firm was retained to assist in determining the appropriate purchase price for the Units. There may be U.S. tax consequences of an investment in the Units. An investment in the Units, as well as conversion, sale, or other disposition of the Units, may result in tax consequences in the United States under federal, state, or other tax laws, and/or in foreign jurisdictions such as the jurisdiction in which a Investor may reside or conduct business. The Manger will have broad discretion in the use of the proceeds from the sale of the Units. The Manager will have broad discretion in the application of the proceeds from the sale of the Units. The failure of management to apply such proceeds effectively could have a material adverse effect on the Company's business, results of operations, and financial condition. Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business. Companies in the beverage alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business. Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins. Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol products. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

Full Circle Brewing Co. Ltd., LLC

By   /s/ *Arthur Moye*

     Name: FULL CIRCLE BREWING CO. LTD, LLC.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

Annual Financial Report(s)

For the Years Ended December 31, 2022 and 2021

FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

TABLE OF CONTENTS



Jaribu W. Nelson, CPA

P.O. Box 1105, Clovis, CA 93613 • Ph: (559) 286-7546 • Email: jaribucpa@gmail.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Full Circle Brewing Co. LTD, LLC.
Fresno, California

Opinion

We have audited the accompanying financial statements of Full Circle Brewing Co. LTD, LLC. (a California Limited Liability Company), which comprise the balance sheet as of December 31, 2022 and 2021, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Full Circle Brewing Co. LTD, LLC. as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Full Circle Brewing Co. LTD, LLC. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Full Circle Brewing Co. LTD, LLC.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, *or* the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Full Circle Brewing Co. LTD, LLC.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Full Circle Brewing Co. LTD, LLC.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Jaribu W. Nelson, CPA

Clovis, California
November 13, 2023

FULL CIRCLE BREWING CO. LTD, LLC.
BALANCE SHEETS
DECEMBER 31, 2022 and 2021

	2022	2021
<u>ASSETS</u>		
CURRENT ASSETS		
CASH	$ 37,325	$ 226,113
ACCOUNTS RECEIVABLE	635,076	258,077
INVENTORY	437,914	397,199
TOTAL CURRENT ASSETS	1,110,315	881,389
RIGHT-OF-USE ASSETS - OPERATING	333,453	-
FIXED ASSETS		
BUILDING AND IMPROVEMENTS	1,971,010	1,646,348
ACCUMULATED DEPRECIATION	(355,051)	(278,230)
TOTAL FIXED ASSETS	1,615,959	1,368,118
OTHER ASSETS		
OTHER	162,431	8,617
AMORTIZED COSTS	202,158	145,635
ACCUMULATED AMORTIZATION	(9,662)	(9,468)
TOTAL OTHER ASSETS	354,927	144,784
TOTAL ASSETS	3,414,654	2,394,291
<u>LIABILITIES AND MEMBERS' EQUITY</u>		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	306,927	353,512
ACCRUED EXPENSES	28,413	176,532
LINES OF CREDIT	100,324	215,916
LEASE LIABILITY	333,453	-
NOTES PAYABLE - CURRENT PORTION	150,700	274,959
TOTAL CURRENT LIABILITIES	919,817	1,020,919
LONG-TERM LIABILITIES		
SHAREHOLDER LOANS	32,506	48,796
NOTES PAYABLE - NET OF CURRENT PORTION	3,169,535	1,708,586
TOTAL LONG-TERM LIABILITIES	3,202,041	1,757,382
TOTAL LIABILITIES	4,121,858	2,778,301
MEMBERS' EQUITY (DEFICIT)	(707,204)	(384,010)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 3,414,654	$2,394,291

See notes to financial statements.

3

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

	2022	2021
INCOME		
SALES	$ 3,689,629	$ 3,798,277
DISCOUNTS & ALLOWANCES	457	-
TOTAL INCOME	3,690,086	3,798,277
COST OF GOODS SOLD	1,265,437	1,534,028
TOTAL COSTS OF GOODS SOLD	1,265,437	1,534,028
GROSS MARGIN	2,424,649	2,264,249
OPERATING EXPENSES		
ADVERTISING	65,492	54,599
AMORTIZATION	-	1,342
AUTOMOBILE	112,646	88,773
BAD DEBTS	10,000	7,800
BANK CHARGES	7,238	70,392
COMMISSIONS	48,380	80,459
COMPUTER & TECHNOLOGY	3,921	56,664
DEPRECIATION	77,016	71,485
DUES & SUBSCRIPTIONS	92,069	33,576
INSURANCE	62,029	48,642
INTEREST	171,914	130,091
LICENSES & PERMITS	9,536	3,806
MEALS & ENTERTAINMENT	14,656	53,082
MERCHANT FEES	162	1,210
MISCELLANEOUS	1,179	3,373
OFFICE	22,926	20,686
PROFESSIONAL FEES	35,190	70,421
RENTS	257,077	129,147
REPAIRS & MAINTENANCE	12,610	23,382
SALARIES & WAGES	1,321,867	1,137,437
SUPPLIES	48,252	37,760
TAXES	258,567	257,981
TRAVEL	13,462	25,404
UTILITIES	88,781	52,485
TOTAL EXPENSES	2,734,970	2,459,997
NET INCOME	(310,321)	(195,748)
BEGINNING MEMBERS' EQUITY (DEFICIT)	(384,010)	(430,603)
CONTRIBUTIONS	115,114	370,328
SYNDICATION FEES	(127,987)	(127,987)
ENDING MEMBERS' EQUITY (DEFICIT)	$ (707,204)	$ (384,010)

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	$ (310,321)	$ (195,748)
Adjustments to reconcile change in operating capital		
to net cash used for operating activities		
Amortization and Depreciation	77,016	72,827
Changes in:		
Accounts receivable	(376,999)	(121,379)
Inventory	(40,715)	(145,325)
Other assets	(153,814)	(6,360)
Accounts payable	(46,585)	123,853
Accrued expenses	(148,119)	52,523
Net cash used for operating activities	(999,537)	(219,609)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of machinery and equipment	(381,185)	(383,443)
Net cash used for investing activities	(381,185)	(383,443)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on notes payable	(1,247,757)	(282,244)
New borrowings on notes payable	2,584,446	507,399
Shareholder loans	(16,290)	1,350
Net activity on lines of credit	(115,592)	180,415
Member contributions	115,114	370,328
Syndication fees	(127,987)	(127,987)
Net cash provided by financing activities	1,191,934	649,261
CHANGE IN CASH AND CASH EQUIVALENTS	(188,788)	46,209
CASH AND CASH EQUIVALENTS AS OF BEGINNING OF THE YEAR	226,113	179,904
CASH AND CASH EQUIVALENTS AS OF END OF YEAR	$ 37,325	$ 226,113
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 171,914	$ 130,091

See notes to financial statements.

5

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Full Circle Brewing Co. Ltd, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company has prepared these financial statements on the accrual basis of accounting.

Nature of Operations
Full Circle Brewing Co. Ltd, LLC is headquartered in the City of Fresno, California and was established in 1998. The Company provides craft beers and live entertainment.

New Accounting Pronouncement
In 2022, the Company adopted Accounting Standards Update (ASU) No. 2016-02, Leases, which requires lessees to recognize leases on the statement of financial position and disclose key information about leasing arrangements. The Company elected not to reassess at adoption (i) expired or existing contracts to determine whether they are or contain a lease, (ii) the lease classification of any existing leases, or (iii) initial direct costs for existing leases. As a result of implementing ASU No. 2016-02, The Company recognized right-of-use assets of $427,188 and lease liabilities totaling $427,188 in its statement of financial position as of January 1, 2022. The adoption did not result in a significant effect on amounts reported in the statement of activities for the year ended December 31, 2022.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers deposits in banks and other investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company has estimated an allowance for doubtful accounts totaling $36,224 and $9,646 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, and 2021, the balances totaled $ 635,076 and $ 258,077, respectively.

Inventory
Inventories consist of goods ready for resale and are carried at lower of cost (FIFO) or market.

Fixed Assets
Acquisitions of fixed assets consist of items with a useful life of greater than one year. Fixed assets are stated at cost. Depreciation is computed using the modified accelerated cost recovery system.

Leases
The Company determines if an arrangement is or contains a lease at inception. Leases are included in right-of-use (ROU) assets and lease liabilities in the statement of financial position. ROU assets and lease liabilities reflect the present value of the future minimum lease payments over the lease term, and ROU assets also include prepaid or accrued rent. Operating lease expense is recognized on a straight-line basis over the lease term. The Company does not report ROU assets and leases liabilities for its short-term leases (leases with a term of 12 months or less). Instead, the lease payments of those leases are reported as lease expense on a straight-line basis over the lease term.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company is formed as a partnership but has elected to be taxed as a corporation for federal income tax purposes. Consequently, federal income taxes are calculated from the profits of the Company.

Uncertain Tax Positions
Generally, the Company's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process.

Revenue Recognition
The Company recognizes revenue as the product has been shipped. The Company records all amounts in accordance with the agreed upon billing rate with the Client and Company.

Fixed Assets
Fixed assets as of December 31, 2022, and 2021, consisted of the following:

	2022	**2021**
Machinery & equipment	$ 370,193	$ 361,858
Brewery infrastructure	1,255,619	965,390
Transportation equipment	109,350	98,230
Office equipment	21,863	19,913
Roller rink	17,974	17,974
Other	75,859	69,041
Leasehold improvements	120,152	113,942
Subtotal	1,971,010	1,646,348
Less accumulated depreciation	(355,051)	(278,230)
Total	$ 1,615,959	$1,368,118

Depreciation expense for the years ended December 31, 2022, and 2021, totaled $ 77,016 and $ 71,485, respectively.

NOTE B – LINES OF CREDIT

The Company has lines of credit established with Capital One, Chase, American Express, Fresno First Bank, and On Deck Capital and the interest rates are variable. As of December 31, 2022, and 2021, the balances totaled $100,324 and $215,916 respectively.

NOTE C – SHAREHOLDER LOAN

The Company has a shareholder loan with members of the company for overhead costs. The loans bear no interest and are due upon demand. As of December 31, 2022, and 2021, the balances totaled $ 32,506 and $48,796 respectively.

NOTE D – NOTES PAYABLE

Notes payable consisted of the following:

Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 104,323 as of December 31, 2022.

NOTE D – NOTES PAYABLE (continued)

Note payable to Lendistry. The interest rate is 7.83 percent. The note requires principal and interest payments of $12,563 per month. The balance totaled $1,648,475 as of December 31, 2022

Note payable to the Cen Cal Business Finance Group with monthly payments of $977 commencing 12 months after the note inception, interest rate at 3.75 percent. The maturity date is May 2032. The balance totaled $92,208 as of December 31, 2022.

Note payable to Fresno First Bank for operations. The interest rate is 6.0 percent. The note is currently in deferment. The full balance of $49,428 is considered long term.

Note payable to the Small Business Administration with monthly payments of $2,483 commencing 12 months after the note inception, interest rate at 1 percent. The maturity date is May 2051. The balance totaled $1,425,800 as of December 31, 2021.

Total notes payable	$ 3,169,535
Less current portion	(150,700)
Net long-term note payable	$ 3,320,235

Maturities of the long-term note payable are as follows:

2023	$ 150,700
2024	48,669
2025	51,123
2026	53,750
2027	1,573,582
Thereafter	1,442,411
Total	$3,320,235

Interest expense for the years ended December 31, 2022 and 2021 totaled $171,914 and $130,091, respectively.

NOTE E – DESCRIPTION OF LEASING ARRANGEMENTS

The Company evaluated current contracts to determine which met the criteria of a lease. The right-of-use (ROU) assets represent The Company's right to use underlying assets for the lease term, and the lease liabilities represent The Company's obligation to make lease payments arising from these leases. The ROU assets and lease liabilities, all of which arise from operating leases, were calculated based on the present value of future lease payments over the lease terms. The Company has made an accounting policy election to use a risk-free rate in lieu of its incremental borrowing rate to discount future lease payments. The weighted-average discount rate applied to calculate lease liabilities as of December 31, 2022, was 1.4%.

The Company's operating leases consist primarily of leases for operating facilities.

For the year ended December 31, 2022, total operating lease cost was $99,000, and total short-term lease cost was approximately $158,077. As of December 31, 2022, the weighted-average remaining lease term for the Company's operating leases was approximately 3 years.

Cash paid for operating leases for the year ended December 31, 2022, was $257,077. There were no noncash investing and financing transactions related to leasing.

NOTE E – DESCRIPTION OF LEASING ARRANGEMENTS (continued)

Future maturities of lease liabilities are presented in the following table, for the fiscal years ending December 31:

2023	$102,500
2024	107,200
2025	112,500
2026	18,900

NOTE F – MEMBERS' EQUITY

The Company has three classes of shares. Class A allows for a member to have voting rights. Classes B & C are non-voting shares. Member contributions totaled $370,328 for Class C shares.

On 9/14/2020, the Company authorized a 4 for 1 stock split. The effect of the stock split was to create 214,000 non-voting Class C Shares.

Syndication fees represent costs incurred with the syndication of limited partnership interests. These costs are reflected as a direct reduction of members' equity. Approximately $127,987 were incurred for the years ended December 31, 2022, and 2021, respectively.

NOTE G – SUBSEQUENT EVENTS

In compliance with accounting standards, subsequent events were evaluated through November 13, 2023, which is the date the financial statements were available to be issued.

The Company entered into a subscription agreement with Hunters Point Brewery, LLC. The agreement allows for Hunters Brewery to obtain a percentage of outstanding Class A units totaling 15%. In exchange for those units Hunters Brewery intends to contribute the intellectual property and distribution rights of it's Speakeasy Ales and Lagers to Full Circle Brewing Co., Ltd. LLC.

As outlined in the paragraph above, Management has determined that no other events require disclosure in accordance with the accounting standards subsequent to December 31, 2022.

I, Arthur Moye, the CEO of Full Circle Brewing Co. LTD, LLC, hereby certify that the financial statements of Full Circle Brewing Co. LTD, LLC and notes thereto for the periods ending 12/31/2021 and 12/31/2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $3,690,086 taxable income of -302,992. and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 30, 2024.



Arthur Moye

CEO

April 30, 2024

CERTIFICATION

I, Arthur Moye, Principal Executive Officer of Full Circle Brewing Co. Ltd., LLC, hereby certify that the financial statements of Full Circle Brewing Co. Ltd., LLC included in this Report are true and complete in all material respects.

Arthur Moye

CEO